Trans-Orient Presents Video on its Fractured Oil-Shale Project

Vancouver, Canada – Canada Newswire– April 23, 2008 – Canadian-based oil and gas exploration company Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) is pleased to announce that it has launched TransOrient.tv, which includes a number of informative video clips taken on a recent geological field trip to its East Coast basin fractured oil-shale project in New Zealand.

To view these short videos please visit: http://www.transorient.tv

Trans-Orient also advises that Mr. Drew Cadenhead, Chief Operating Officer, is scheduled to present to investment representatives, fund managers and private investors attending the Equities Mining and Resource Conference in New York City at 9:40 am, Thursday, April 25th at the Princeton Club of New York.

About Trans-Orient

Trans-Orient Petroleum Ltd. holds a 100% interest in two exploration permit areas totaling approximately 2.2 million onshore acres of the East Coast Basin of New Zealand. The acreage contains several exploration play types including an unconventional opportunity targeting the fractured Waipawa Black Shale and Whangai Shale formations. These high-quality source-rock formations are widespread and thickly developed across Trans-Orient’s acreage and have a number of similarities to developing shale projects in North America.

For more information on Trans-Orient’s fractured oil-shale project please visit: http://transorient.com/fractured-shale.asp

Dan Brown +1.604.682.6496
dbrown@iremco.com
http://www.transorient.com